U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the quarterly period ended December 31, 2001

Xcel Energy Inc.
(Name of Registered Holding Company)

800 Nicollet Mall, Minneapolis, Minnesota 55402
(Address of Principal Executives Offices)

Inquires concerning this Form U-9C-3
may be directed to either:

David E. Ripka
Vice President and Controller
Xcel Energy Inc.
414 Nicollet Mall
Minneapolis, MN 55401
(612) 330-2958

or

Scott Wilensky
Associate General Counsel
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN 55402
(612) 215-4590

XCEL ENERGY INC.
FORM U-9C-3
For the Quarter Ended December 31, 2001

Item 1. — ORGANIZATION CHART

Omitted for the Fourth Quarter pursuant to instructions in “Item 1”.

Item 2. — ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTION

ISSUANCES AND RENEWALS OF SECURITIES (in thousands of dollars):

Company	Type of	Principal	Issue	Cost	Person to	Collateral	Consideration
Issuing	security	amount	or	of	whom security	given with	received for
security	issued	of security	renewal	capital	was issued	security	each security

Xcel Energy Retail	ST Debt	$2,215	Issue	2.84%	XERS Inc.	None	$2,215
Xcel Energy Retail	ST Debt	21,031	Renewal	2.84%	Planergy International Inc.	None	21,031
Utility Engineering Corp.	ST Debt	67,000	Renewal	2.84%	Xcel Energy Wholesale	None	67,000
Utility Engineering Corp.	ST Debt	2,000	Issue	2.84%	Xcel Energy Wholesale	None	2,000
Xcel Energy Retail	ST Debt	3,825	Renewal	2.84%	e prime Energy Marketing	None	3,825
Quixx Corporation	ST Debt	37,050	Renewal	2.84%	Utility Engineering Corp.	None	37,050
Quixx Corporation	ST Debt	8,250	Issue	2.84%	Utility Engineering Corp.	None	8,250
Utility Engineering Corp.	ST Debt	800	Renewal	2.84%	Applied Power Associates	None	800
Utility Engineering Corp.	ST Debt	1,150	Renewal	2.84%	Proto-Power Corporation	None	1,150
Utility Engineering Corp.	ST Debt	1,750	Renewal	2.84%	Universal Utility Services	None	1,750
Utility Engineering Corp.	ST Debt	775	Renewal	2.84%	Precision Resource Co.	None	775
Xcel Energy Markets Inc.	ST Debt	9,700	Renewal	2.84%	e prime inc	None	9,700
Xcel Energy Markets Inc.	ST Debt	13,200	Issue	2.84%	e prime inc	None	13,200
Viking Gas Transmission	ST Debt	2,147	Renewal	2.84%	Xcel Energy Markets Inc.	None	2,147
Viking Gas Transmission	ST Debt	3,328	Issue	2.84%	Xcel Energy Markets Inc.	None	3,328
Texas-Ohio Pipeline Inc.	ST Debt	154	Renewal	2.84%	Xcel Energy Ventures Inc.	None	154

CAPITAL CONTRIBUTIONS (in thousands of dollars):

Company	Company	Amount of
Contributing	Receiving	Capital
Capital	Capital	Contribution

Xcel Energy Markets Holdings Inc.	Viking Gas Transmission Company	$122

Item 3. — ASSOCIATED TRANSACTIONS

Part I. – Transactions performed by reporting companies on behalf of associate companies (in thousands of dollars).

Reporting Company	Associate Company		Direct	Indirect	Cost	Total
Rendering	Receiving		Costs	Costs	of	Amount
Services	Services	Types of Services Rendered	Charged	Charged	Capital	Billed

Utility Engineering Corp.	Southwestern Public Service Co.	Engineering/Utility Professional Services	$8,141	—	—	$8,141
Utility Engineering Corp.	PSCo	Engineering/Utility Professional Services	69,316	—	—	69,316
Utility Engineering Corp.	Xcel Energy Services	Engineering/Utility Professional Services	1,425	—	—	1,425
Utility Engineering Corp.	Xcel International	Engineering/Utility Professional Services	112	—	—	112
Utility Engineering Corp.	Northern States Power Company	Engineering/Utility Professional Services	6,716	—	—	6,716
Utility Engineering Corp.	NRG Energy	Engineering/Utility Professional Services	181	—	—	181
e prime inc	Northern States Power Company	Gas purchased	3,490	—	—	3,490
e prime inc	PSCo	Gas purchased	1,644	—	—	1,644
e prime inc	Southwestern Public Service Co.	Gas purchased	24,342	—	—	24,342
e prime inc	NRG Energy Inc.	Gas purchased	10,259	—	—	10,259
e prime inc	e prime Energy Marketing Inc.	Gas purchased	48,739	—	—	48,739
e prime Energy Marketing Inc.	e prime inc	Gas marketing and trading services	1,930	—	—	1,930
Viking Gas Transmission Co.	NSP-Minnesota	Gas transportation services	4,028		—	4,028
Viking Gas Transmission Co.	NSP-Wisconsin	Gas transportation services	1,658	—	—	1,658

Part II. – Transactions performed by associate companies on behalf of reporting companies (in thousands of dollars).

Reporting	Associate
Company	Company	Types of	Direct	Indirect	Cost	Total
Receiving	Rendering	Services	Costs	Costs	Of	Amount
Services	Services	Rendered	Charged	Charged	Capital	Billed

Planergy International Inc.	Xcel Energy Services Inc.	Administrative support; mgmt services	$596	$155	$225	$976
Quixx Linden LP	Quixx Power Services	Power plant operating management fee and expenses	1,490	—	—	1,490
Quixx Linden LP	Quixx Corporation	Partnership management fee	100	—	—	100
Utility Engineering Corporation	Xcel Energy Services Inc.	Administrative support; mgmt services	2,660	1,350	102	4,112
Natural Station Equipment LLC	Xcel Energy Services Inc.	Administrative support; mgmt services	51	(51)	—	—
e prime Inc.	Xcel Energy Services Inc.	Administrative support; mgmt services	890	402	8	1,300
e prime Inc.	PSCo	Gas transportation services	199	—	—	199
e prime Inc.	PSCo	Compressor – Usage	74	—	—	74
XERS Inc.	Xcel Energy Services Inc.	Administrative support; mgmt services	1,779	70	3	1,852
NRG Energy Inc.	Xcel Energy Services Inc.	Administrative support; mgmt services	818	6,005	9	6,832
Energy Masters International	Xcel Energy Services Inc.	Administrative support; mgmt services	687	547	1	1,235
Ultra Power Technologies Inc.	Xcel Energy Services Inc.	Administrative support; mgmt services	28	4	—	32
Viking Gas Transmission Co.	Xcel Energy Services Inc.	Administrative support; mgmt services	347	427	1	775

Item 4. — SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:	(in thousands)

Total consolidated capitalization as of December 31, 2001	$19,593,520		Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	2,939,028		Line 2
Greater of $50 million or line 2		$2,939,028	Line 3
Total current aggregate investment:
(categorized by major line of energy-related business)
Energy management services (Category I)	89,188
Compressed natural gas services (Category III)	101
Brokering/Marketing services (Category V)	13,732
Utility engineering/construction services (Category VII)	6,330
Developing/Ownership QF’s (Category VIII)*	785,379

Total current aggregate investment		894,730	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)		$2,044,298	Line 5

Investments in gas-related companies:	(in thousands)

Total current aggregate investment:
(categorized by major line of gas-related business)
Section 2(a) gas-related activities (Category I)	27,797

Total current aggregate investment		$27,797

            * Includes $781.9 million of aggregated investment by Xcel Energy in NRG Energy

Item 5. — OTHER INVESTMENTS (in thousands)

Major Line	Other	Other
of Energy-Related	Investment in Last	Investment in This	Reason for Difference in
Business(a)	U-9C-3 Report	U-9C-3 Report	Other Investment

Brokering/Marketing services	$27,199	$27,199	N/A
Engineering and related services	$11,463	$11,463	N/A
Developing/Ownership QF’s	$85,713	$85,713	N/A

(a)	Investments for these reporting companies, prior to March 23, 1997, were excluded from aggregate investments in Items 4. These reporting companies’ investments were subsidiaries, directly or indirectly, of Xcel Energy Inc.

Item 6. – FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements:

Omitted for the Fourth Quarter pursuant to instructions for “Item 6”.

B. Exhibits:

None.

SIGNATURE

     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

Xcel Energy Inc.

By /s/ David E. Ripka David E. Ripka Vice President and Controller

March 29, 2002

With the above signature, I also certify that the corresponding report on Form U-9C-3 for the fourth quarter of 2001 was filed with Xcel Energy Inc.’s interested state commissions whose names and addresses are listed below.

Public Utilities Commission of the State of Colorado 1580 Logan Street Denver, CO 80203	South Dakota Public Utilities Commission 500 E. Capitol Ave. Pierre, SD 57501

Public Service Commission of Wyoming Hansen Building, Suite 300 2515 Warren Avenue Cheyenne, WY 82002	Public Service Commission of Wisconsin 610 North Whitney Way Madison, WI 53707

Public Utility Commission of Texas 1701 N. Congress Avenue Austin, Texas 78711	Michigan Public Service Commission 6545 Mercantile Way, Suite 7 Lansing, MI 48911

New Mexico Public Regulation Commission 224 E. Palace Avenue Santa Fe, NM 87503	Arizona Corporation Commission 1200 West Washington Phoenix, AZ 85007

Kansas Corporation Commission 1500 SW Arrowhead Road Topeka, KS 66604

Oklahoma Corporation Commission 2101 N. Lincoln Blvd., Suite 130 Oklahoma City, OK 73105

Minnesota Public Utilities Commission 121 E. 7th Place, Suite 350 St. Paul, MN 55101

North Dakota Public Service Commission 600 East Blvd. Bismarck, ND 58505